

22004104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42370

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Starshak Winzenburg & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 W. Monroe Street, Suite 2530

(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Starshak	(312) 444-9367	t.starshak@swandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pasquesi Sheppard LLC

(Name – if individual, state last, first, and middle name)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3443
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas Starshak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Starshak Winzenburg & Co. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY SCOTT
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 26, 2023

Signature: _____

Title:
Vice President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS


STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2021

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT



PASQUESI SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF STARSHAK WINZENBURG & CO.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2021, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.'s auditor since 2006.

Lake Forest, Illinois
February 14, 2022

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		419,545
Accounts receivable		50
Prepaid expenses		7,016
Current portion of operating lease ROU asset		44,975
Total current assets		$ 471,586

FIXED ASSETS:

Office equipment	$ 36,284	
Less — Accumulated depreciation	(36,284)	-

OTHER ASSETS:

Non-current portion of operating lease ROU asset		18,987
FINRA and security deposits		5,555
Total assets		$ 496,128

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable		$ 1,933
Current portion of operating lease liability		53,514
Total current liabilities		$ 55,447

LONG-TERM LIABILITIES:

Long-term operating lease liability		23,475

STOCKHOLDER'S EQUITY:

Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	3,749,917	
Retained deficit	(3,383,211)	417,206
Total liabilities and stockholder's equity		$ 496,128

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:		
Management and investment advisory income		$ 60,050
OPERATING EXPENSES:		
Employee compensation and benefits	$ 225,442	
Payroll taxes and expenses	12,303	
Insurance	4,392	
Occupancy	97,176	
Computer and office supplies	5,095	
Communication and data processing	9,762	
Postage and delivery	201	
Dues and subscriptions	56,139	
Professional fees	24,287	
Regulatory fees, taxes and license expenses	16,987	
Travel expenses	464	
Meals and entertainment	6,240	
Donations	7,700	466,188
Net loss		$ (406,138)

The accompanying notes are an integral part of this financial statement.

- 2 -

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2021	$ 50,500	$ 3,249,917	$ (2,977,073)	$ 323,344
Contributions	-	500,000	-	500,000
Net loss	-	-	(406,138)	(406,138)
Balances at December 31, 2021	$ 50,500	$ 3,749,917	$ (3,383,211)	$ 417,206

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(406,138)
Adjustments to reconcile net loss to net cash		
used for operating activities —		
Impact from changes in cash and cash equivalents —		
Accounts receivable		41
Prepaid expenses		805
Accounts payable		803
Lease amortization adjustment		(4,078)
Other assets		110
Net cash used for operating activities	$	(408,457)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital	$	500,000
NET INCREASE IN CASH	$	91,543
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		328,002
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	419,545

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company —

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC) and is a registered broker/dealer with the Securities and Exchange Commission (SEC).

Cash and Cash Equivalents —

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments —

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 87% of its management and advisory income from one client for the year ended December 31, 2021.

Accounts Receivable —

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2021, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets —

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes —

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual shareholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2021, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2010	$ 88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	340,000	2027
2016	275,000	2028
2017	235,000	2029
2018	288,000	2030
2019	192,000	2031
2020	398,000	2032
2021	398,000	2041
	$ 3,174,000	

The net operating loss carry forward represents a deferred tax asset of approximately $48,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2021.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions on income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2018 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates —

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS:

The Company receives compensation from clients through one or more of the following: hourly fees, success fees, retainers and periodic fees. The Company's engagement agreement with each client specifies the manner of compensation and when the compensation has been earned.

Under hourly fee arrangements, clients are invoiced periodically—typically monthly, but weekly or other arrangements have been used—for services rendered. Revenue is recognized when services are provided. The Company recognized $0 in hourly fee revenue in 2021.

In a success fee arrangement, the Company is entitled to compensation when specified milestones have been met, such as the closing of a transaction. Revenue is recognized when earned. The Company recognized $0 in success fee revenue in 2021.

Retainers are used as an upfront payment. Fees are earned at the onset of the engagement, and revenue is recognized in its entirety when received because no further obligations are owed under the contract. The Company recognized $0 under upfront payment arrangements in 2021.

Under periodic fee arrangements, the client pays the Company a regular fee for services. Typical periods are annual, quarterly or monthly, and compensation can be earned either in advance or in arrears. Revenue is recognized when earned pursuant to the contract. The Company recognized $60,000 under periodic fee arrangements in 2021.

The Company recognized $50 in expense reimbursement from clients in 2021.

(3) LEASE COMMITMENT:

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is

determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less.

Certain leases contain variable costs based on the lessor's property tax and common area maintenance associated with the leased property. The Company has elected not to separate lease and non-lease components, and will instead report these costs as variable lease expense included in occupancy expense.

The Company leases its office under a non-cancelable operating lease which expires May 31, 2023. Under the terms of the lease, the Company received rent abatement for the first three months. After the rent abatement period, rent was set at $4,229 per month with annual increase of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses.

The components of lease expense for the year were as follows:

Operating	$ 50,694
Variable	$ 43,558
Total	$ 94,252

Lease expense is included in occupancy expense on the Statement of Operations.

Remaining lease term – operating lease   1.4 years

Discount rate – operating lease   5.5%

Future operating lease maturities for the years ending December 31 are as follows:

2022	$ 56,423
2023	23,800
Total	$ 80,223
Less amount representing interest	(3,234)
Total lease liabilities	$ 76,989

(4) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2021, the Company had net capital (as defined under Rule 15c3-1) of $404,384 which was $399,384 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2021 was 20%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2021.

(5) RELATED PARTY TRANSACTION:

The Company's shareholder is a trustee of a limited purpose trust (the "Trust"). The Company does business with the Trust, and revenues from the Trust were $52,500 in 2021.

(6) GOING CONCERN:

The Company has incurred recurring losses from operations and has a retained deficit. Management believes that contributions to additional paid-in capital during the twelve months subsequent to the report date will be sufficient for the Company to meet its obligations.

(7) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2021, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

NET CAPITAL:

Total stockholder's equity from statement of financial condition	$	417,206
Deduction and/or charges		
Nonallowable assets from statement of financial condition		
Petty cash	$	200
Accounts receivable		50
Prepaid expenses		7,016
FINRA and security deposits		5,555
Total nonallowable assets	$	12,821
Net capital	$	404,385

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$	55,447
Percentage of aggregate indebtedness to net capital		14%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$	3,396
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$	5,000
Excess net capital (net capital less required net capital)	$	399,385
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	398,385

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

**REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2021

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

PASQUESI
SHEPPARD LLC

Accountants And Consultants

STARSHAK WINZENBURG & CO.

EXEMPTION REPORT
DECEMBER 31, 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT'S
REVIEW REPORT



PASQUESI SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed the following exemption from 17 C.F.R. §240.15c-3-3:(k)(2)(i) (exemption provision) and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 14, 2022

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 14, 2022

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2021.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  > *(k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".*

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2021 through December 31, 2021 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2021 through December 31, 2021.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: _____

Name and Title: Thomas A. Starshak, Vice President

Date: February 14, 2022